EXHIBIT (a)(1)(xi)

MEDILOGISTICS CORP. ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD AND FINAL RESULTS OF OFFER

MIAMI, Fla., July 10, 2018— Medilogistics Corp., a Florida corporation and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation, formed by Fernando Tamez Gutierrez and Miguel Gomez Mont, announced the final results of, and expiration of the subsequent offering period (the “Subsequent Offering Period”) relating to, its previously announced tender offer to purchase all outstanding shares of common stock of DS Healthcare Group, Inc. (OTC Markets: DSKX) for $0.07 per share plus one contingent value right per share (which, together with the Subsequent Offering Period, constitute the “Offer”).

The Subsequent Offering Period expired at 5:00 p.m., New York City time, on Monday, July 9, 2018. As of that time, 823,268 shares (including shares tendered pursuant to the guaranteed delivery procedures) were validly tendered during the Subsequent Offering Period. All shares validly tendered prior to the expiration of the Subsequent Offering Period were accepted for payment in accordance with the terms of the offer to purchase and related materials.

An aggregate of 19,270,519 shares (including shares validly tendered and not withdrawn prior to the expiration of the initial tender offer), which represents approximately 63.83% of the total number of shares outstanding on a fully-diluted basis, were accepted for payment in the Offer (or 74.28% including the shares owned by Mr. Tamez Gutierrez).

Copies of the offer to purchase, letter of transmittal and other related material are available free of charge from Kingsdale Advisors, the Depositary and Information Agent for the Offer, toll-free at 1-866-229-8651.

About Medilogistics Corp.

Medilogistics Corp., a Florida corporation and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation, was formed for the sole purpose of the Offer by Fernando Tamez Gutierrez and Miguel Gomez Mont.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of DS Healthcare Group, Inc. (“DS Healthcare”) or any other securities. Medilogistics Corp. has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Kingsdale Advisors, toll-free, at 1-866-229-8651.

CONTACT:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com

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